Exhibit 99.1

NOVA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Ltd. (the “Company”) will be held on Thursday, June 18, 2026, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the Company’s offices, located at 5 David Fikes St., Rehovot 7632805, Israel.

The agenda of the Meeting shall be as follows:

1.	Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty, and the election of Mr. Rami Hadar, as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of amendments to the employment terms of Mr. Gabriel Waisman as the President and Chief Executive Officer of the Company and to the Company’s compensation policy for executive officers and directors; and

3.	Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2025.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) and the Company’s Amended and Restated Articles of Association, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, provided that it is appropriate to discuss such item at the Meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Meeting. Any such shareholder may submit a proposed additional agenda item to the Company’s offices, c/o Mr. Elad Shrem, General Counsel, at 5 David Fikes St., Rehovot 7632805, Israel, no later than May 21, 2026. To the extent that there are any additional agenda items that our board of directors (the “Board”) determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than May 28, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of the resolutions included in Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2 (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 2 does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Elad Shrem, General Counsel, at c/o Nova Ltd., 5 David Fikes St., Rehovot 7632805, Israel, telephone: +972-73-229-5600, or by email (elad-sh@novami.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than Mr. Gabriel Waisman and his relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto.

The shareholders’ vote with respect to the approval of Proposal No. 2 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

In connection with Proposal No. 2, the Companies Law allows the Board to approve the resolutions included in such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2.

ii

Only shareholders of record at the close of business on May 19, 2026 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

As of May 12, 2026, the Company had 31,806,161 issued and outstanding Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Shareholders who will not attend the Meeting in person may vote with respect to Proposals No. 1 through 3 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 5:00 p.m. (Israel time) on the June 17, 2026. A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card.

A shareholder whose Shares are registered with a member of the Tel Aviv Stock Exchange Ltd., or TASE, and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to forty-eight hours before the time fixed for the Meeting. Such shareholder should receive instructions about electronic voting from the TASE member through which he or she holds the Shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to June 25, 2026, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the 5 David Fikes St., Rehovot 7632805, Israel, during normal business hours and by prior coordination with Mr. Elad Shrem, General Counsel (Tel: +972-73-229-5600).

By the Order of the Board of Directors, By: /s/ Eitan Oppenhaim Eitan Oppenhaim Chairperson of the Board of Directors of the Company Dated: May 14, 2026

iii

NOVA LTD.

5 David Fikes St., Rehovot

Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 18, 2026

This proxy statement is furnished to the holders of ordinary shares, no par value (the “Shares”), of Nova Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the 5 David Fikes St., Rehovot 7632805, Israel on June 18, 2026, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Ltd.

Agenda Items

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.	Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty, and the election of Mr. Rami Hadar, as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of amendments to the employment terms of Mr. Gabriel Waisman as the President and Chief Executive Officer of the Company and to the Company’s compensation policy for executive officers and directors; and

3.	Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on May 19, 2026 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 12, 2026, the Company had 31,806,161 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided no later than 5:00 p.m. (Israel time) on the June 17, 2026.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for each of the Proposals.

A shareholder whose Shares are registered with a member of the Tel Aviv Stock Exchange Ltd., or TASE, and are not registered on the Company’s shareholders’ register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to forty-eight hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) and the Company’s Amended and Restated Articles of Association (the “Articles”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, provided that it is appropriate to discuss such item at the Meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Meeting. Any such shareholder may submit a proposed additional agenda item to the Company’s offices, c/o Mr. Elad Shrem, General Counsel, at 5 David Fikes St., Rehovot 7632805, Israel, no later than Thursday, May 21, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, May 28, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Expenses and Solicitation

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 27, 2026. This proxy statement and the accompanying proxy card are also available to the public through the following websites: http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or by proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to June 25, 2026, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of the resolutions included in Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2 (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 2 does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Elad Shrem, General Counsel, at c/o Nova Ltd., 5 David Fikes St., Rehovot 7632805, Israel, telephone: +972-73-229-5600, or by email (elad-sh@novami.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than Mr. Gabriel Waisman and his relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto.

The shareholders’ vote with respect to the approval of Proposal No. 2 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

In connection with Proposal No. 2, the Companies Law allows the Board to approve the resolutions included in such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in the Companies Law) with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2025, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our Articles.

Name and Principal Position(1)	Salary and Benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total
USD$
Gabriel Waisman, President and Chief Executive Officer	580,723	1,161,921	2,657,873	4,400,517
Shay Wolfling, Chief Technology Officer	432,915	272,314	472,944	1,178,173
Zohar Gil, Chief Business Officer	369,640	219,590	457,087	1,046,317
Effi Aboody, Corporate VP and General Manager, Dimensional Metrology Division	392,323	266,520	387,435	1,046,278
Gabriel Sharon, Chief Operations Officer	390,448	235,813	380,555	1,006,816

(1)	All Covered Executives are employed on a full-time (100%) basis.

(2)	Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies. USD amounts of payments made in NIS are calculated based on the average NIS/USD exchange rate during 2025.

(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2025, including the annual cash bonus for 2025, which have been provided for in the Company’s financial statements for the year ended December 31, 2025, but paid during 2026. Such amounts exclude bonuses paid during 2025 which were provided for in the Company’s financial statements for previous years. USD amounts of payments made in NIS are calculated based on the average NIS/USD exchange rate during 2025.

(4)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2025, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 14 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2025, as filed with the Commission on February 17, 2026 (the “Annual Report”).

The annual target bonus of Mr. Waisman, the Company’s President and Chief Executive Officer for the year ended December 31, 2025, was divided into the following discrete components that were weighted as follows (the “2025 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company non-GAAP operating profit	25%
Company revenue	30%
Organic growth engines	10%
Strategy and M&A	10%
Organization and infrastructure	15%
An evaluation of the overall performance in the fiscal year by the compensation committee and the Board based on predetermined milestones	10%

Each component was measured against a target that was determined by the compensation committee and the Board in May 2025. In addition, the 2025 Bonus Plan payout was subject to certain thresholds related to the Company’s revenue and profitability. These thresholds had been met in 2025. As required by the Company’s compensation policy currently in effect, the total annual cash bonuses awarded to all our executive officers in 2025 did not exceed 10% of our non-GAAP operating profit in 2025 as detailed in the Form 6-K furnished by the Company to the Commission on February 17, 2026.

The annual target bonus of Mr. Waisman, the Company’s President and Chief Executive Officer for the year ending on December 31, 2026, as set by our compensation committee and the Board is divided into the following discrete components that will be weighted as follows (the “2026 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company non-GAAP operating profit	30%
Company revenue	40%
Strategy and M&A	30%

The 2026 Bonus Plan payout is subject to certain thresholds related to the Company’s revenue and operating profit. Further, in accordance with our compensation policy currently in effect, the total annual cash bonuses awarded to all our executive officers in 2026 cannot exceed 10% of our non-GAAP operating profit for 2026.

CORPORATE GOVERNANCE

Overview

We are committed to effective corporate governance and independent oversight by our Board, primarily through independence, diversity of experience among both our Board members and the management, and engagement with key stakeholders.

Under our Articles, the Board must consist of five to nine directors. Our Board currently consists of seven persons. Each of our directors, other than the Chairperson of our Board, Mr. Oppenhaim, is independent under Nasdaq Listing Rules that require a majority of our directors to be independent. The independence of each director is reviewed at least annually. During these reviews, the Board considers, among others, transactions and relationships between each director (and/or his or her immediate family and affiliates) and the Company and/or its management to determine whether any such transactions or relationships are inconsistent with a determination that such director is independent. As part of this review process, each director is required to complete an annual directors’ and officers’ questionnaire, in which they are required to disclose any employment, business, familial, compensation and other relationships with us and our management.

As contemplated by the Nasdaq Listing Rules, we have an audit committee, a compensation committee, and a nominating, governance and sustainability committee, all of whose members are independent directors. We have also formed a strategy and M&A committee responsible for providing the Board with recommendations in relation to (i) the development and execution of the Company’s strategy, including its strategic plans and initiatives; and (ii) the identification and analysis of acquisition, merger, joint venture, and investment opportunities.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
6 of our 7 directors are independent.	Manage dilution by a designed equity scheme.
3 of 4 Board committees are entirely independent.	Our independent directors regularly meet in executive sessions.
Our Board holds sessions without management presence which are led by the Chairperson of our Board.	Our directors receive ongoing training as part of development efforts.

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. – Board Practices” of our Annual Report.

Board of Directors

The following table sets forth information about our directors as of May 12, 2026:

Name	Age	Position
Eitan Oppenhaim(4)	60	Chairperson of the Board of Directors
Avi Cohen* (1)(2)(4)	72	Director
Raanan Cohen* (2)(3)	71	Director
Zehava Simon* (1)(2)(3)(4)	67	Director
Sarit Sagiv* (1)(2)	57	Director
Yaniv Garty* (3)(4)	58	Director
Rami Hadar* (4)	63	Director

* Independent director under the Nasdaq Listing Rules

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating, governance and sustainability committee

(4)	Member of the strategy and M&A committee

Board Practices

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors.

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including the Nasdaq Global Select Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in May 2018, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including the Nasdaq Global Select Market, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers. As noted above, our Board has determined that all of our directors, except for Mr. Oppenhaim, qualify as “independent directors” as defined by the Nasdaq Stock Market Rules.

Our Articles provide that directors may be elected at our annual general meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented and voting at such meeting, not taking into consideration abstention votes. In addition, our Board is authorized to appoint directors, at its discretion, provided that the total number of directors does not exceed the maximum number of directors permitted by the Articles. Our directors serve as such until the next annual general meeting of our shareholders.

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Articles. Our Board resolved that the minimum number of its members that need to have accounting and financial expertise is one (1).

Our Board determined that Ms. Sarit Sagiv has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirement of the minimum number of board members that need to have accounting and financial expertise, as set by our Board, has been met.

Our Board has adopted a training program for newly appointed directors. Once appointed and following the completion of their onboard training, our directors continue to receive ongoing training as part of our directors training and development efforts.

Compensation of Officers and Directors

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once every three years. The current compensation policy was approved by our shareholders on June 18, 2025. For more information regarding our compensation policy, see “Part I, Item 6.C. – Board Practices” of our Annual Report.

Pursuant to the Companies Law, any transaction with an “office holder”, as defined in the Companies Law (other than directors and the company’s chief executive officer) regarding compensation arrangements and terms of engagement requires the approval of the compensation committee and the board of directors and must comply with the company’s compensation policy. Under special circumstances, the compensation committee and the board of directors of a company may approve a deviation from the compensation policy, subject to the conditions set forth in the Companies Law.

Pursuant to the Companies Law, transactions between a public company and its chief executive officer regarding compensation arrangements and terms of engagement require the approval of the compensation committee, the board of directors and the shareholders, subject to the special majority requirement described in ‘Quorum and Voting Requirements’ above, and must comply with the company’s compensation policy. Under special circumstances, the compensation committee and the board of directors of a company may approve a deviation from the compensation policy, subject to the conditions set forth in the Companies Law.

Pursuant to the Companies Law, transactions relating to the compensation arrangements and terms of engagement of directors in public companies require the approval of the compensation committee, the board of directors and the shareholders, and must comply with the company’s compensation policy. Under special circumstances, the compensation committee and the board of directors of a company may approve a deviation from the compensation policy, subject to the conditions set forth in the Companies Law.

For more information regarding the compensation terms of our directors and officers, see “Part I, Item 6.B. – Compensation” and “Part I, Item 6.C. – Board Practices” of our Annual Report.

Environmental, Social & Governance

Equity and Inclusion

As a global company, with employees, customers, suppliers and shareholders in various countries and cultures across the globe, we believe that a diverse and inclusive culture is the cornerstone for driving a successful company that creates value to our shareholders, employees and the communities in which we operate. We have implemented a comprehensive framework which guides our pay decisions. We run an annual salary review process to compare current salaries against a reliable market benchmark. This review, combined with each employee’s performance, is then used to determine if a realignment of an employee’s base salary is required.

Employee Well-being

We seek to improve our strengths as a company by building an inclusive organization and expanding our teams with talent from a multiplicity of backgrounds and with different ways of thinking. Nova aims to employ passionate people who have the necessary skills, knowledge, and commitment to meet our technological, cultural, and business vision.

Community Engagement

Nova’s culture prioritizes the well-being, growth, and empowerment of individuals, both within our company and within the communities in which we operate. Our strategy is driven by our aim to achieve measurable impact within our communities, enhance transparency, drive sustainable growth, and create long-standing value for our stakeholders. We recognize that meaningful change takes time, so our strategy is to seek out long-term partners. Together, we aim to develop enduring projects that positively transform our communities, whether through charitable donations or volunteer efforts.

Environmental

Our awareness of the current and future impacts of our actions on the environment influences our business strategy, operations, products, and risk management. We believe that our journey to create a more sustainable future begins with recognizing the need to adapt our business and operational practices in response to pressing environmental issues. Through collaboration with our stakeholders, we strive for systematic management, ongoing reflection, and improvement in issues related to environmental impact.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. EITAN OPPENHAIM, MR. AVI COHEN,

MR. RAANAN COHEN, MS. ZEHAVA SIMON, MS. SARIT SAGIV AND

MR. YANIV GARTY, AND THE ELECTION OF MR. RAMI HADAR, AS A DIRECTOR

OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT

ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to approve (i) the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty as a director of the Company, and (ii) the election of Mr. Rami Hadar as a director of the Company, in each case to hold office until the close of the next annual general meeting. Our Board has determined that each of the director nominees, other than Mr. Eitan Oppenhaim, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently seven directors serving on the Board, all of whom are standing for re-election or election under this Proposal No. 1. All six directors standing for re-election attended more than 94% of the meetings of the Board and its committees on which they served held since the previous annual general meeting. Additionally, Mr. Rami Hadar attended 75% of the four meetings of the Board and its committees on which he served held since his appointment to the Board in December 2025.

Each of the director nominees named above has certified to us that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our Annual Report.

Set out below are details on the directors standing for re-election or election:

Mr. Eitan Oppenhaim was named the chairman of our Board on March 31, 2023, after serving as member of our Board from October 2019. Mr. Oppenhaim served as the President and Chief Executive Officer of the Company from July 31, 2013 until March 31, 2023, and has previously served as the Executive Vice President Global Business Group, since November 2010. As of November 2025, Mr. Oppenhaim serves as a director of TAT Technologies (Nasdaq: TATT). From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 until 2006, Mr. Oppenhaim served as Vice President - Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 until 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 until 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008 and during the period between December 2022 and March 2023 he also served as the interim chairperson of our Board while Dr. Michael Brunstein was absent for health-related reasons. Additionally, Mr. Cohen serves as Executive Chairman of ZOOZ Power Ltd. (TASE: ZOOZ) and as a director of Cognyte Software Ltd. (Nasdaq: CGNT) as well as on the board of directors of Cortica Ltd. and Sight Diagnostics. From July 2016 to September 2017 Mr. Cohen served as the CEO of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the CEO of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and CEO of Orbit Technologies (TASE: ORBI). From September 2006 until December 2008, Mr. Cohen served as chief operating officer and deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC) and was group vice president and member of the executive management committee starting 2003. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as CEO of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds a B.Sc. and a M.Sc. in electrical engineering and applied physics from Case Western Reserve University, U.S.

Mr. Raanan Cohen was appointed as a director of the Company by our Board in February 2014. Prior to that and until December 2012, Mr. Cohen served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems. Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen serves as director of Eyecuracy Ltd., and of Claro Ltd., both private companies, served as the Chief Executive Officer of EyeWay Vision Ltd., a private company until November 2024, and has served as a director of Gezuntech therapeutics, a private company until January 2025. Mr. Cohen holds a B.Sc. from the Hebrew University of Jerusalem, Israel.

Ms. Sarit Sagiv was appointed to serve as a director of the Company by our Board in August 2021. Ms. Sagiv serves as a member of the Investments Committee of Phoenix Insurance and as a member of the board of directors of OPC Energy Ltd., a public company traded on TASE. Ms. Sagiv served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX) between 2016 and 2020. Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (Nasdaq and TASE: NICE), with responsibility for the finance, legal, operations and IT areas, and before that as the Chief Financial Officer of Retalix Ltd. (Nasdaq and TASE: RTLX). Ms. Sagiv also held various other Chief Financial Officer and senior financial positions. Ms. Sagiv is a certified public accountant. She holds a B.A. in Accounting and Economics and an MBA, both from Tel-Aviv University, Israel and an M.A. in Law from Bar Ilan University, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law. Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, and Nice Ltd., a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University of Jerusalem, Israel, a law degree (LL.B.) from Reichman University (formerly, the Interdisciplinary Center in Herzliya, Israel) and an M.A. in Business and Management from Boston University, U.S.

 Mr. Yaniv Garty was appointed to serve as a director of the Company by our Board as of April 2, 2023. From January 2017 to February 2023, Mr. Garty was a Vice President at Intel, a public company traded on the Nasdaq, and the General Manager of Intel Israel - Israel’s largest Hi-Tech employer and Intel’s largest operation outside the U.S. Before returning to Israel from the Bay Area, Mr. Garty held multiple positions within Intel since its acquisition of Envara Inc. in 2004. He initially served as Chief Operating Officer of Intel’s Broadband Wireless Division (WiMAX/4G and WLAN solutions), and from 2011 to 2018 as the General Manager of the Wireless Connectivity Solutions business unit, a worldwide organization responsible for delivering wireless connectivity technologies and products. Prior to Intel’s acquisition of Envara, Mr. Garty had multiple engineering, business, and managerial positions in different companies, including Serconet Networks, Optibase, and Orckit Communications. Prior to this, Mr. Garty served as an R&D Engineer with the Ministry of Defense of Israel. Mr. Garty serves as a director of the board of Strauss Group, a publicly traded company (TASE: STRS) as of September 2024. Additionally, Mr. Garty serves as the Chairman of the America-Israel Chamber of Commerce since January 2018, a voluntary organization of more than 230 Israeli and multinational companies. Mr. Garty holds a B.Sc. in electrical engineering and an MBA, both from Tel Aviv University, Israel.

Mr. Rami Hadar was appointed to serve as a director of the Company by our board of directors as of December 24, 2025. Mr. Hadar serves as a director on the board of directors and as chairman of the compensation committee of Ceragon Networks Ltd. (Nasdaq: CRNT) since 2021. Additionally, Mr. Hadar serves as a managing partner in Claridge Israel, a high-tech growth fund since 2017. Amongst his responsibilities are identifying potential investment targets, leading extensive due diligence processes and acting as a proactive board member to help management teams scale and create shareholder value. Prior to joining Claridge, from 2006 to 2014, Mr. Hadar served as CEO and board member of Allot Communications (Nasdaq: ALLT). Under his leadership, Allot transitioned from a private company into a fast-growing, public company with over $100M of sales and high profitability. Prior to his roles in Allot, Mr. Hadar co-founded and served as CEO of CTP Systems (micro cellular networks) until its acquisition by DSP Communications (Nasdaq: DSPC). Additionally, Mr. Hadar serves on the board of directors of AlgoSec Inc., a private company, since 2017 and D-Fend Solutions, a private company since 2019. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion Institute of Technology, Israel.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon, and Mr. Yaniv Garty, and the election of Mr. Rami Hadar, as a director of the Company to hold office until the close of the next annual general meeting.”

The Board recommends shareholders vote “FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF AMENDMENTS TO THE EMPLOYMENT TERMS OF
MR. GABRIEL WAISMAN AS THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

OF THE COMPANY AND TO THE COMPANY’S COMPENSATION POLICY FOR

EXECUTIVE OFFICERS AND DIRECTORS

Chief Executive Compensation – Background

Under the Companies Law, any arrangement between a public company and its chief executive officer relating to his or her compensation requires the approval of that company’s compensation committee, board, and shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Quorum and Voting Requirements’ above.

As part of the Company’s ongoing commitment to maintaining competitive and effective compensation practices, and as previously reported by the Company in connection with the 2025 annual general meeting of shareholders, the Company undertook to review its bonus plan framework and related practices in advance of the 2026 annual general meeting of shareholders. In connection with this review, our compensation committee engaged the services of Frederic W. Cook & Co., or FW Cook, an independent executive compensation consulting firm, to provide compensation advisory services, assist our compensation committee in reviewing and evaluating the Company’s compensation philosophy and objectives, and help the Company to better align the short- and long-term interests of our shareholders with those of our directors and executive officers. As part of the discussions between our compensation committee and FW Cook, several revisions and adjustments to the compensation terms of the Company’s Chief Executive Officer were proposed.

In connection with this process, our compensation committee and Board reviewed the compensation terms of chief executive officers in the Company’s selected peer group, consisting of 20 companies (the “Peer Group”). The Peer Group was structured to focus on mostly U.S.-based companies in similar industries, and in a relevant market capitalization and revenue range for compensation benchmarking purposes. At the time the compensation committee approved the Peer Group, our $9.6 billion market capitalization (as of December 15, 2025) was near the Peer Group median of $10.6 billion. Below is the approved Peer Group:

Advanced Energy Industries, Inc.	Camtek Ltd.	Cognex Corporation	Credo Technology Group Holding Ltd.	Enphase Energy, Inc.
Entegris, Inc.	F5, Inc.	FormFactor, Inc.	Graco Inc.	IDEX Corporation
Lattice Semiconductor Corporation	MACOM Technology Solutions Holdings, Inc.	MKS Instruments, Inc.	Onto Innovation Inc.	Rambus Inc.
Silicon Laboratories Inc.	Teradyne, Inc.	Tower Semiconductor Ltd.	Trimble Inc.	Universal Display Corporation

The compensation committee, in consultation with FW Cook, determined that it was more important to focus the Peer Group constituents primarily on U.S.-based companies in relevant industries and within appropriate financial size ranges than on Israeli companies that are not relevant with respect to these characteristics. In reviewing compensation-related data derived from members of the Peer Group, our compensation committee and Board also considered applying a geographic discount rate when comparing U.S. and Israeli compensation practices in structuring the proposed amendments to the compensation terms of Mr. Waisman, our President and Chief Executive Officer.

More specifically, it is proposed to change the performance metrics underlying the performance share units (“PSUs”) granted to our Chief Executive Officer from time to time, by replacing the existing financial-based key performance indicators with a metric tied to the Company’s share performance relative to other companies in similar industries. This change is intended to clearly distinguish the performance conditions applicable to our Chief Executive Officer’s PSU awards from those governing his annual cash bonus. While the annual cash bonus will continue to be determined based on the achievement of operating and financial objectives (such as operating income, profit or revenues), the PSU awards – referred to as “rTSR Units” – will be based on relative total shareholder return, thereby aligning a portion of the Chief Executive Officer’s compensation directly with shareholder value creation. By differentiating these performance measures, the Company seeks to create a balanced incentive framework in which short-term compensation remains focused on operational and financial execution, while long-term equity incentives are driven by market-based outcomes. This approach is designed to broaden the scope of performance evaluation and further align the Chief Executive Officer’s interests with those of our shareholders. These compensation components reflect the Company’s compensation philosophy and objectives and support the advancement of its business goals, as well as its short- and long-term strategies. The proposed mix of cash-based and equity-based compensation, which also includes restricted share units (“RSUs”), is also intended to appropriately reflect Mr. Waisman’s experience, skills, and demonstrated leadership, as well as his contribution to the Company’s performance and strategic direction.

It is further proposed to increase the annual base salary payable to our Chief Executive Officer, which is currently meaningfully below the median of chief executive officers in our Peer Group. The proposed increase is intended to better position our Chief Executive Officer’s base compensation in line with prevailing market practices, as reflected in the analysis of the compensation terms of chief executive officers within the Peer Group.

Newly-Granted rTSR Units

As noted above, the proposed relative TSR units (“rTSR Units”) are designed to achieve distinct compensation objectives. While Mr. Waisman’s annual cash bonus is tied to operating financial metrics, the rTSR Units focus on the Company’s share price performance as measured by the Company’s relative total shareholders return (“relative TSR”). Our compensation committee and Board believe that linking a significant portion of Mr. Waisman’s equity compensation to the Company’s relative TSR is an appropriate long-term performance metric, as it directly measures the returns experienced by shareholders compared to similar investment alternatives and indicates whether operational performance translates into shareholder value. This relative measure isolates the impact of management’s decisions from broader market or sector factors beyond management’s control, ensuring that Mr. Waisman is rewarded for outperforming peer companies regardless of overall market conditions. Our compensation committee and Board structured the rTSR Units component with three separate performance periods to emphasize sustained, long-term value creation, while also supporting retention by maintaining unvested performance-based equity over an extended period.

Proposed Amendments to the Employment Terms of Mr. Waisman

At the Meeting, shareholders will be asked to approve the following amendments to the employment terms of Mr. Gabriel Waisman as our President and Chief Executive Officer, as approved by our compensation committee and the Board, as follows:

(i)	an increase of the monthly base salary from NIS 131,500 to NIS 169,000 (approximately, $700,000 annually), effective as of June 1, 2026;

(ii)	a grant of 3,897 RSUs and 3,897 rTSR Units, each of which granted as of July 1, 2026, in accordance with the following terms:

a.	The RSUs will vest over a period of four (4) years, in four equal annual installments, unless such RSUs have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman;

b.	The rTSR Units will be eligible to vest based on the completion of three equally weighted annual performance periods: (i) 33.3% subject to a one (1) year performance period covering the period from July 1, 2026 through June 30, 2027, (ii) 33.3% subject to a one (1) year performance period covering the period from July 1, 2027 through June 30, 2028, and (iii) 33.3% subject to a one (1) year performance period covering the period from July 1, 2028 through June 30, 2029 (each, a “Performance Period”). Vesting of the rTSR Units will also be subject to (i) satisfaction of the relative TSR performance condition described below and (ii) continued service of Mr. Waisman through the last day of the applicable Performance Period, and otherwise in accordance with the terms and conditions of the Company’s share incentive plan and the applicable award agreement, unless such rTSR Units have been cancelled in accordance with the terms and conditions of the Company’s share incentive plan or the employment terms of Mr. Waisman. If the performance condition applicable to any of the first, second or third Performance Periods is not achieved, the portion of the rTSR Units allocated to such Performance Period may nevertheless vest at the end of the third Performance Period based on the Company’s relative TSR performance measured over the full three (3) year period commencing on July 1, 2026 and ending on June 30, 2029, subject in each case to Mr. Waisman’s continued service through the last day of the third Performance Period and the terms of the applicable award agreement. To the extent that the relative TSR performance condition was based on incorrect figures that are subsequently restated, such grants will be subject to recoupment in accordance with the clawback policy adopted by the Company in 2023, as may be amended from time to time, and as required under applicable stock exchange rules adopted in 2023 pursuant to SEC-mandated clawback rules.

c.	Earned rTSR Units will be settled in the Company’s shares as soon as feasible following the applicable vesting date (and in any event no later than sixty (60) days following such vesting);

d.	The relative TSR performance condition will be based on the Company’s total shareholder return (TSR) during each applicable Performance Period relative to the TSR of the companies in the S&P Developed BMI Semiconductors & Semiconductor Equipment (the “Comparator Group”). TSR will be calculated as the change (in percentage) in share price plus reinvested dividends, with beginning and ending share prices reflecting the average share price for the twenty (20) trading days immediately following the beginning of the applicable Performance Period and immediately preceding the end of the applicable Performance Period, and with dividends assumed to be reinvested on the ex-dividend date, all as further specified in the award agreement;

e.	The number of rTSR Units eligible to vest at the end of each applicable Performance Period will be determined based on the Company’s TSR percentile ranking versus the Comparator Group constituents for such Performance Period as follows:

	Achievement Percentile	Earnout % of Target
Target	50th or above	100%

For the avoidance of doubt, no rTSR Units will vest for an applicable Performance Period if the Company’s TSR percentile ranking for such Performance Period is below the target level, and achievement at or above the target level will result in vesting at 100% of target for such Performance Period, with no payout for overachievement. In addition, if the target level is not achieved for the first, second or third Performance Period, the applicable portion may remain eligible to vest at the end of the third Performance Period based on the Company’s TSR percentile ranking measured over the full three (3) year period commencing on July 1, 2026 and ending on June 30, 2029.

f.	During each Performance Period, the Comparator Group will be fixed based on the constituents at the beginning of the applicable Performance Period, subject to the following adjustments: (A) Comparator Group companies that are acquired during the applicable Performance Period will be removed when calculating the Company’s TSR percentile rank for such Performance Period; (B) Comparator Group companies that file for bankruptcy and are delisted during an applicable Performance Period (or are delisted for reasons other than acquisition) will be treated as having negative one hundred percent (-100%) TSR; and (C) TSR will be equitably adjusted to reflect any stock split, reverse stock split, stock dividend, recapitalization, reorganization, spin-off, or similar event affecting share price comparability.

g.	In the event that, prior to the completion of the vesting of any RSUs or rTSR Units granted to Mr. Waisman, an acquisition of the Company, a merger, consolidation or similar business combination involving the Company, a sale, lease, exchange or other transfer of all or substantially all of the assets of the Company, or any other transactions that constitutes a “Merger/Sale” under the Company’s share incentive plan (collectively, a “Change in Control”) occurs, then the treatment of the outstanding rTSR Units and RSUs will be as set forth in the applicable award agreement(s) and the Company’s share incentive plan and will be on a double-trigger basis.

In connection with a Change in Control, the rTSR Units will convert to time-vested share awards based on Target and will remain subject to vesting on the original vesting date(s); provided that (i) if the awards are not assumed or substituted by the acquirer, the converted awards will vest immediately based on performance through the Change in Control date, and (ii) the converted time-vested awards will accelerate in full in the event of an involuntary termination without “cause” (as defined under the Company’s share incentive plan) or a voluntary termination with “good reason” (as defined below) prior to the applicable vesting date and within eighteen (18) months following the Change in Control.

In connection with a Change in Control, the RSUs will remain subject to vesting on the original vesting date(s); provided that (i) if the RSUs are not assumed or substituted by the acquirer, the RSUs will vest immediately upon the Change in Control, and (ii) the RSUs will accelerate in full in the event of an involuntary termination without “cause” or a voluntary termination with “good reason” prior to the applicable vesting date and within eighteen (18) months following the Change in Control. For this purpose, the term “good reason” shall mean: (i) a material reduction in Mr. Waisman’s base salary or a material diminution of his authority, duties or responsibilities as the Company’s President and Chief Executive Officer; (ii) the relocation of Mr. Waisman’s principal place of employment by more than 50 kilometers from his principal place of employment as of immediately prior to such relocation; or (iii) any other material breach by the Company of Mr. Waisman’s employment terms; provided that, in each case, Mr. Waisman provides written notice to the Company within thirty (30) days following the initial occurrence of the condition constituting “good reason”, the Company has thirty (30) days following receipt of such notice to cure such condition, and Mr. Waisman’s resignation must be effective no later than sixty (60) days following the end of the cure period.

h.	In the event of Mr. Waisman’s death or Disability (as defined under Company’s share incentive plan) prior to the end of any applicable Performance Period, the rTSR Units will fully vest, and the number of rTSR Units that become earned and vested will be prorated based on the portion of the applicable Performance Period elapsed through such date (measured in days), and otherwise subject to the terms and conditions of the Company’s share incentive plan and the applicable award agreement.

For purposes of clarity, the treatment set forth in this clause (h) will apply, as applicable, to RSUs granted at the AGM, and any unvested portion of such RSUs will accelerate and vest as of the date of Mr. Waisman’s death or Disability, prorated based on the portion of the applicable vesting period elapsed through such date (measured in days), subject to and in accordance with the terms and conditions of the Company’s share incentive plan and the applicable award agreement.

The grants under this Proposal No. 2 (if approved), together with the total outstanding options, restricted share units and performance share units granted under our incentive plans, as of the end of the first quarter of 2026, represent approximately 1.26% of our total issued and outstanding share capital on a fully diluted basis as of May 12, 2026 (which is lower than the 10% threshold set in our current compensation policy).

Proposed Amendments to the Company’s Compensation Policy for Executive Officers and Directors

Following the approval by our compensation committee and the Board of the proposed amendments to the employment terms of Mr. Waisman, it is also proposed to implement corresponding, limited amendments to the Company’s compensation policy, as provided below. These proposed amendments to the Company’s compensation policy are intended to accommodate the updated metrics governing Mr. Waisman’s annual cash bonus.

The Company’s current compensation policy was approved by our shareholders in June 2025. Under the Companies Law, the proposed supporting amendments to the compensation policy require the approval of our compensation committee, the Board, and our shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Quorum and Voting Requirements’ above.

Therefore, at the Meeting, our shareholders will also be asked to approve certain amendments to Section 9.4. of the Company’s compensation policy, which sets forth caps of the performance measurable objectives applicable to the annual cash bonus of the Company’s Chief Executive Officer. Accordingly, Section 9.4. of the compensation policy will be amended and restated to read in its entirety as follows:

"9.4. The annual cash bonus of Nova’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Nova’s Compensation Committee (and, if required by law, by Nova’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

9.4.1.       ~~Between 40%-60%~~ 50%-100% of the annual cash bonus will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow; and

9.4.2.       ~~Between 20%-50%~~ Up to 30% of the annual cash bonus will be based on goals set forth in the Company’s annual operating plan and long-term plan, such as expansion of the Company’s organic growth engines and achieving strategic technology objectives.

9.5 The less significant part of the annual cash bonus granted to Nova’s CEO, and in any event not more than ~~30~~20% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.”

Required Vote

As noted above, the shareholders’ approval of this Proposal No. 2 is subject to the fulfillment of special voting requirements, as detailed under ‘Quorum and Voting Requirements’ above.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve the amendment to the terms of employment of Mr. Gabriel Waisman, as the President and Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated May 14, 2026; and

FURTHER RESOLVED, to approve the amendments to the Company’s compensation policy, as detailed in the Proxy Statement, dated May 14, 2026.”

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST

FORER GABBAY & KASIERER, A MEMBER OF EY GLOBAL, AS THE

INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING

AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of EY Global, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2025 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

The Board recommends shareholders vote “FOR” Proposal No. 3

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors, By: /s/ Eitan Oppenhaim Eitan Oppenhaim Chairperson of the Board of Directors of the Company Dated: May 14, 2026